vnu

RECEIVED

2005 NOV 28 A 11:33

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

05012819

SUPPL

Date	November 17, 2005
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.schikker@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press release, dated November 17, 2005:

- **VNU AND IMS HEALTH AGREE TO TERMINATE PLANNED MERGER**

With kind regards,
VNU bv
b/a

Maarten Schikker

PROCESSED
NOV 29 2005
THOMSON
FINANCIAL

dlw 11/29

1 02.99

vnu

Press release

ADR file number 82-2876

Date November 17, 2005

VNU AND IMS HEALTH AGREE TO TERMINATE PLANNED MERGER

- **Companies take action in recognition of shareholder opposition**
- **VNU to return cash to shareholders and take further steps to enhance value of existing portfolio**
- **Orderly transition to new CEO planned**

Haarlem, the Netherlands – VNU NV (ASE: VNU), a leading global information and media company, today announced it has agreed with IMS Health, Inc. (NYSE: RX) to terminate the planned merger of the two companies.

VNU said the two companies decided to call off their merger after shareholders claiming to represent nearly 50% of VNU's outstanding shares said they would not support the transaction under any circumstances. The merger, announced July 11, 2005, would have required approval from a majority of shareholders to be completed.

Under the terms of the termination agreement, VNU has agreed to reimburse IMS USD 15 million for its actual out-of-pocket costs, and pay an additional USD 45 million to IMS should VNU be acquired pursuant to any agreement entered into within the next 12 months. For its part, IMS has agreed to pay VNU USD 15 million should IMS be acquired pursuant to any agreement entered into within the next 12 months.

Going forward as a stand-alone company, VNU said it will maintain its focus on accelerating the profitable growth of its existing businesses. The company said it also would explore additional steps to maximize shareholder value. These include:

- Initiating, in the near future, a program to return approximately EUR 1 billion to shareholders, on top of the regular dividend now in place;
- Expanding current cost-management initiatives to all areas of the company worldwide, possibly including some restructuring;
- Optimizing VNU's portfolio by continuing to evaluate targeted changes that will enhance existing lines of business; and,
- Pursuing a listing on the New York Stock Exchange, to raise the company's public profile and expand its shareholder base.

"We believe there was a compelling business rationale for combining VNU and IMS that would have resulted in a stronger company and increased shareholder value over the longer term," said Rob van den Bergh, chairman and CEO of VNU. "However, having heard the views of our shareholders, it became clear that it would not be possible for us to proceed with the proposed merger. Nonetheless, Dave Carlucci and I

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are committed to having our two companies work together cooperatively to develop the many joint revenue initiatives that came out of our integration planning process."

Van den Bergh continued, "VNU is a strong company, with growing businesses, leading market positions, prominent brands and people dedicated to delivering innovative business solutions to our clients. With these strengths, the company is well-positioned to compete in the marketplace and grow.

"I have decided, in consultation with our Supervisory Board, to step down as chief executive officer. I have worked at this company with great pleasure and satisfaction for more than 25 years, and that is why this decision is very difficult for me. But it is the appropriate decision. I am especially proud of the transformation of this company over the past decade from an advertising-driven publishing house to a global information and media company. Although there are challenges ahead, I believe the future is very bright for VNU, as demand for its specialized information and insights continues to grow."

To ensure a smooth transition, the company said Van den Bergh has agreed to stay until the Supervisory Board has completed its search for a successor. The Supervisory Board will initiate the search for a new CEO shortly.

VNU also said that, at the next Annual General Meeting of Shareholders in April 2006, it will make a proposal as to the future composition of the Supervisory Board, while maintaining its continuity.

Rob Ruijter, VNU's chief financial officer, said the company is committed to enhancing value by returning cash to shareholders and accelerating and expanding efforts to reduce costs and improve productivity. "We believe there are more opportunities for us to drive greater efficiency and productivity across the entire company by building on the current initiatives at VNU, particularly in the IT space," Ruijter said. "These streamlining initiatives will enhance the efficiency of our core data production, while providing additional resources to reinvest in improved coverage and product and service innovation."

Ruijter said VNU would provide more details about cost-saving targets and the timing of such initiatives no later than March 8, 2006, when the company plans to announce its full-year 2005 financial results. He said VNU is committed to being within the BBB+ (S&P) and Baa1 (Moody's) ratings framework.

About VNU
VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing,

Press release

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs 38,000 people. Total revenues under IFRS amounted to EUR 3.3 billion in 2004. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU website at www.vnu.com.

Investor Conference Call

VNU will host a conference call for the investment community today, November 17, at 3:00 p.m. (Amsterdam), 2:00 p.m. (London), 9:00 a.m. (New York) to discuss today's announcement. The call will be conducted in English and will be audio-webcast live at www.vnu.com. An archived audio-webcast of the call will be available on VNU's web site after the event. For more information, contact Mark Walter at +44 (0) 207 614 2900 or Tame Sauitufuga at +1 212 889 4350, both of Taylor Rafferty Associates.

Press contact	Will Thoretz	+31 23 5463 600 (Haarlem)
	After 5 p.m. CET	+1 646 654 8133 (New York)
Investor Relations	Peter Wortel	+31 23 5463 692 (Haarlem)
	Arnout Asjes	+31 23 5463 640 (Haarlem)